Exhibit 99.10

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Awarded two Exploration Licenses in Mauritania,

Offshore and Onshore

Paris, January 6, 2012 - Total today announced that it has signed two exploration licenses with the Mauritanian government that gives it, as operator, a 90% interest in the following blocks:

-        Block C 9 in ultra deep offshore

-        Block Ta 29 onshore in the Taoudeni basin.

The National oil company SMH will hold the remaining 10%.

The block C 9 is located approximately 140 kilometers offshore Western Mauritania, covering an area of more than 10,000 km², in water depths ranging from 2,500 to 3,000 metres. The Block Ta 29 is located in the Saharan desert, 1,000 kilometers east from Nouakchott and north of the Block Ta 7 in which Total is already conducting exploration activities. For both blocks, a seismic acquisition campaign is planned as the first phase of the exploration program.

“With this ultra deep offshore award, we are entering into a high-potential, frontier play, known as the abrupt margin, in which major discoveries have been made recently, like in French Guyana” said Marc Blaizot, Total’s Senior Vice President, Exploration. “The license award is aligned with Total’s strategy of expanding its exploration operations into high-potential geological plays while leveraging the Group’s globally recognized ultra-deepwater expertise. The new onshore block is on the same trend as onshore Block Ta 7 on which latest exploration results show good prospectivity in this part of the Taoudeni basin.”

Total in Mauritania

Present in exploration and production in Mauritania since 2005, Total, with its partners Sipex and Qatar Petroleum International is exploring Blocks Ta 7 and Ta 8 in the onshore Taoudeni basin, in the desert 800 kilometers east of Nouakchott.

Total is also active in fuel and lubricant retailing in Mauritania, with 33 service stations in the country.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com